

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Marc Lautenbach
Chief Executive Officer
Pitney Bowes, Inc.
3001 Summer Street
Stamford, CT 06926

      Re: Pitney Bowes, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed February 17, 2023
          File No. 001-03579

Dear Marc Lautenbach:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Overview, page 16

1.   We note that your discussion and analysis does not include GAAP measures of earnings on either a consolidated or segment basis. For example, you have comparisons of revenue and total Segment EBIT on a consolidated basis in the tabulation on page 16 and accompanying narratives, and similar comparisons along with cost of revenue and gross margin percentages on a segment basis, in the tabulations on pages 18-19.

        We also note that in discussing revenues you attribute changes to various volumetric factors, such as "declining meter population and a shift to cloud-enabled products," "lower lease extensions," "Lower cross-border services volumes," "lower digital delivery services," and offsets for "domestic parcel delivery services," and "growth in subscription services," although you do not provide any quantification of the volumetric measures.

Item 303(a) and (b)(2) of Regulation S-K require a discussion and analysis of the consolidated financial statements, including

- significant components of revenues and expenses that would be material to an understanding of the results of operations;
- unusual or infrequent events or transactions, or significant economic changes that materially affected the amount of reported income from continuing operations;
- known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenue or income from continuing operations;
- events that are reasonably likely to cause a material change in the relationship between costs and revenues; and
- the extent to which material changes in revenues are attributable to changes in prices or to changes in volumes or amounts of goods or services being sold.

Please expand your discussion and analysis to more clearly address the consolidated results of operations, to encompass activity reported on page 38, such as revenues, cost of sales and net income, also to show the composition of Segment EBIT, to illustrate how your measure correlates with your cost of revenue amounts, gross margin percentages, and various changes in gross margin and the operating expenses referenced in your discussion of segment activity. Please also discuss the volumetric measures underlying revenues and the extent to which these have changed from period-to-period.

Given your references to productivity improvements in the Outlook section on page 17, Risk Factors section on page 11, and in discussing the Presort Services gross margin on page 19, please also clarify how you measure productivity for your various services and incorporate the relevant measures in your discussion and analysis.

2.   We note that you present various tabulations and commentary within the annual report and in earnings releases that include your measures of Segment EBIT, and summations of these measures, without presenting any corresponding GAAP measures of performance. We also note that your description of the measure does not correlate with the definition set forth in Exchange Act Release No. 47226 or Item 10(e)(1)(ii)(A) of Regulation S-K.

Item 10(e) of Regulation S-K requires certain disclosures when presenting non-GAAP financial measures including

- a presentation, having equal or greater prominence, of the most directly comparable GAAP financial measure;
- a reconciliation from the most directly comparable GAAP measure to the non-GAAP measure;
- the reasons you believe the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations, and
- any additional purposes for which the non-GAAP measure is utilized.

Please expand your disclosures to include the relevant consolidated GAAP measures of financial performance along with a discussion and analysis having details that are responsive to the requirements referenced above. You will also need to select an alternate label for your segment and consolidated measures of EBIT, consistent with the guidance in the answer to Question 103.01 of our Non-GAAP Compliance and Disclosure Interpretations (C&DIs). You may also refer to the answers to Questions 102.10(a) and (b) and 104.04 of the Non-GAAP C&DIs, if you require further clarification or guidance regarding prominence and consolidated versions of segment performance measures.

Please similarly conform disclosures in earnings releases to comply with § 244.100 of Regulation G, particularly with regard to your use of the acronyms EBIT and EBITDA. Please submit the revisions that you propose to address the concerns outlined above in your periodic filings and associated communications.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 21</u>

3.   We note your disclosure explaining that operating cash flows declined by $126 million in 2022 compared to 2021, that growth in your trade and finance receivables accounted for $100 million of this change, and that $34 million in certain payments during the more recent period accounted for the balance.

Please clarify how these details reconcile to the changes in the corresponding receivables reported on page 40, which appear to have increased $53 million, and the associated adjustments in the cash flow reconciliation on page 41 of $42 million, and explain the reasons for the increases in trade and finance receivables.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation